EXHIBIT 99.16

Disclosure of Transactions in Own Shares

Paris, February 28, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 21 to February 25, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21.02.2022	487,009	50.2703	24,482,094.38	XPAR
21.02.2022	49,938	50.1726	2,505,521.15	CEUX
21.02.2022	25,000	50.2449	1,256,121.95	TQEX
21.02.2022	25,000	50.2482	1,256,204.18	AQEU
22.02.2022	547,899	50.1917	27,499,957.58	XPAR
22.02.2022	-	-	-	CEUX
22.02.2022	-	-	-	TQEX
22.02.2022	-	-	-	AQEU
23.02.2022	551,791	49.8376	27,499,964.52	XPAR
23.02.2022	-	-	-	CEUX
23.02.2022	-	-	-	TQEX
23.02.2022	-	-	-	AQEU
24.02.2022	655,026	48.0896	31,499,944.22	XPAR
24.02.2022	-	-	-	CEUX
24.02.2022	-	-	-	TQEX
24.02.2022	-	-	-	AQEU
25.02.2022	171,473	47.7741	8,191,976.31	XPAR
25.02.2022	-	-	-	CEUX
25.02.2022	-	-	-	TQEX
25.02.2022	-	-	-	AQEU
Total	2,513,136	49.4171	124,191,784.29

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

* * * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com